SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Torchlight Energy Resources, Inc.
 (Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

89102U103
(Cusip Number)

Greg McCabe
500 West Texas Ave., Suite 890
Midland, Texas 79701
432-684-0018
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 4,300,000, which constitutes approximately 15.14% of the 28,409,691 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 28,409,691 shares outstanding.

CUSIP No.                      89102U103                                                      13D                                                      Page 2 of __ Pages

1.           Name of Reporting Person:

Greg McCabe

2.           Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.           SEC Use Only

4.           Source of Funds: PF (See Item 3)

5.           Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.           Citizenship or Place of Organization: United States citizen

7.           Sole Voting Power:  3,668,750
Number of
Shares
Beneficially                      8.           Shared Voting Power:  -0-
Owned By
Each
Reporting                      9.           Sole Dispositive Power:  3,668,750
Person
With
10.           Shared Dispositive Power:  -0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:

4,300,000(1)

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.           Percent of Class Represented by Amount in Row (11): 15.14%(1)

14.           Type of Reporting Person: IN
--------------
(1)  Includes 631,250 shares issuable upon the exercise by the Reporting Person of a purchase option set forth in a letter agreement between the Reporting Person and the Issuer dated as of March 30, 2015.  See Item 3 below.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the “Stock”), of Torchlight Energy Resources, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 5700 West Plano Pkwy, Suite 3600, Plano, Texas 75093.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  This Schedule 13D is being filed on behalf of Greg McCabe (the “Reporting Person”).

(b)  The Reporting Person’s business address is 500 West Texas Ave., Suite 890, Midland, Texas 79701.

(c)  The Reporting Person’s principal occupation is President of McCabe Ventures, LLC.  The principal business of McCabe Ventures, LLC is investments in various energy, real estate and other businesses.  The principal business address of McCabe Ventures, LLC is 500 West Texas Ave., Suite 890, Midland, Texas 79701.

(d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 23, 2014, the Issuer issued 868,750 shares of Stock to the Reporting Person as consideration for the purchase by the Issuer from the Reporting Person of the outstanding equity securities of each of Hudspeth Oil Corporation (“Hudspeth”) and McCabe Petroleum Corporation (“MPC”).  Such issuance and purchase were undertaken pursuant to a Purchase Agreement, dated as of August 7, 2014 (the “Hudspeth Agreement”), by and among the Issuer, the Reporting Person, Hudspeth and MPC.  As provided in the Hudspeth Agreement and the participation agreement executed and delivered in connection therewith, the Reporting Person received a reversionary interest with respect to certain of the real property leasehold interests and related assets held by Hudspeth in the event that the Issuer does not commence drilling on such real property by March 31, 2015.

On March 30, 2015, the Reporting Person entered into a letter agreement with the Issuer (the “Option Agreement”) whereby the Issuer granted the Reporting Person an option to acquire 631,250 shares of the Stock at a price per share of approximately $0.36 as consideration for the Reporting Person’s agreement to extend the deadline described above for drilling on the real property leased by Hudspeth and MPC.  This option will expire 30 days after the Reporting Person receives logs associated with the Rich A-1 well to be drilled on such real property.  The Reporting Person has not acquired any shares pursuant to the Option Agreement.

On May 11, 2015, the Reporting Person used $700,000 of his personal funds to purchase 2,800,000 shares of the Stock through a private placement transaction with the Issuer.  Such shares were acquired pursuant to a Subscription Agreement, dated as of May 11, 2015 (the “Subscription Agreement”), by and between the Issuer and the Reporting Person. None of such funds were borrowed or otherwise obtained by the Reporting Person for the purpose of acquiring, holding, trading or voting the shares.

The foregoing descriptions of the private placement transaction, the Hudspeth Agreement, the Option Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by the description of the private placement transaction set forth in the Current Report on Form 8-K filed by the Issuer on May 11, 2015, the actual text of the Hudspeth Agreement, a copy of which is attached hereto as Exhibit 99.1, the actual text of the Option Agreement, a copy of which is attached hereto as Exhibit 99.2, and the actual text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 99.3, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person is currently engaged in discussions with management of the Issuer regarding the potential purchase by the Reporting Person and other investors unaffiliated with the Reporting Person of shares of the Issuer’s preferred stock through a private placement transaction, which preferred stock would be convertible into shares of Stock.  The Reporting Person and the Issuer have not entered into any definitive agreement with respect to such a private placement transaction.  As a condition to the issuance of any such preferred stock, the Issuer would amend its charter by filing a certificate of designation setting forth the rights of such preferred stock.

The Reporting Person holds shares of the Stock for investment purposes.  In addition to the potential purchase of the Issuer’s convertible preferred stock as described above, the Reporting Person may determine to purchase additional shares of the Stock depending upon price, market conditions, evaluation of alternative investments and other factors.  While the Reporting Person views the Stock reported herein as an attractive investment and has no present intent to sell any shares, he could, based upon the same factors listed above with respect to purchases, decide to sell some or all of such shares.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person is the beneficial owner of 4,300,000 shares of the Stock, which constitutes approximately 15.14% of the outstanding shares of the Stock.

(b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 3,668,750 shares of the Stock.

(c)  On March 30, 2015, the Reporting Person entered into the Option Agreement described in Item 3 above (which Item 3 is incorporated by reference herein).  On May 11, 2015, the Reporting Person purchased 2,800,000 shares of the Stock from the Issuer in a private placement transaction pursuant to the Subscription Agreement described in Item 3 above (which Item 3 is incorporated by reference herein).  The price per share of Stock paid by the Reporting Person in such transaction was $0.25.

(d)  The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by the Reporting Person.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosures set forth in Items 3 and 4 above are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 – Purchase Agreement by and between the Reporting Person, Hudspeth, MPC and the Issuer, dated as of August 7, 2014 (incorporated by reference to Exhibit 10.17 of Amendment No. 1 to Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 21, 2014).

Exhibit 99.2 – Letter Agreement by and between the Reporting Person and the Issuer, dated as of March 30, 2015.

Exhibit 99.3 – Subscription Agreement by and between the Reporting Person and the Issuer, dated as of May 11, 2015.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 27, 2015

/s/ Greg McCabe